EXHIBIT (q)

MEMORANDUM ON ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

INDEXED VARIABLE UNIVERSAL LIFE INSURANCE POLICY

Description of the Issuance, Transfer and Redemption Procedures for VUL Policies Pursuant to Rule 6e-3(T) (b) (12) (iii) Under the Investment Company Act of 1940 and Method of Computing Adjustments in Payment and Cash Values Upon Conversion to Fixed Benefit Life Policies Pursuant to Rule 6e-3(T) (13) (v) (B) Under the Investment Company Act of 1940

This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. (“GIAC”) in connection with the issuance of its Indexed Variable Universal Life Insurance Policy (the “Policy/Policies”) marketed under the name Flexible Solutions® VUL (2018), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a level premium fixed-benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form N-6 for the Policies and the Separate Account through which they are issued (Reg. No. 811-09725; 333-                ).

I. Procedures Relating to Issuance of the Policy*

A. Premiums and Underwriting Standards

Minimum Annual Premiums for GIAC’S Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays premiums commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform Minimum Annual Premium for all insureds, there will be a single price for all insureds of the same age and sex who are within the same risk classification. There will be a Minimum Annual Premium, a Minimum Monthly Premium, which is one-twelfth of the Minimum Annual Premium, and a Planned Premium, which is the premium the policyowner plans to pay on a regular basis. Neither the Minimum Annual Premium, nor the Minimum Monthly Premium nor the Planned Premium is required to be paid, but payment of the Minimum Annual Premium during the No Lapse Guarantee Period will keep the No Lapse Guarantee in effect during that period. The Policy will also have a Minimum to Issue Premium, which premium determines the amount necessary to put the Policy in force.

The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. Premiums associated with the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

*	The term “Policy” refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any Additional Benefit Riders acquired by the Policyowner.

B. Application and the Processing of Policy Premium Payments

The Policy is available for purchase in the individual market, as well as in the small business and corporate markets to groups that we approve.

In the small business and corporate markets, Target Premiums and Face Amount minimums may differ from the individual market. Generally, the employer is the policyowner, and the employee is named as the insured.

When a completed application is received, GIAC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made.

All offers in the small business and corporate markets will be based on one of three underwriting classes, as determined by the Underwriting Committee:

•	Guaranteed Issue

•	Simplified Issue; or

•	Full Underwriting

Offers in the individual market will be based on full underwriting. Each underwriting classification is subject to our administrative rules and procedures then in place and as implemented by GIAC’s Underwriting Committee. Unless the Policy is issued under our Guaranteed Issue program, we must receive evidence of insurability that satisfies our underwriting standards before we will issue your Policy. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made.

Permanent coverage under a Policy begins when all underwriting requirements have been met, at least the Minimum to Issue Premium has been paid, and the Policy has been delivered and accepted while the insured is living. Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, The Guardian Life Insurance Company of America, may be able to purchase the Policy (i) without evidence of insurability, by exchanging their present policies or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. Policyowners who elect to convert to this Policy may receive a credit upon conversion of up to one annualized Minimum to Issue Premium.

The Policy Date is the date as of which the insured’s age is determined. It is also used to measure Policy Anniversaries, Policy Months, Policy Years, and Monthly Processing Dates.

GIAC will permit a Policy to be backdated, upon request, if it would allow the policyowner to qualify for a lower premium because the insured was younger on an earlier Policy Date, but only to a Policy Date not earlier than six months prior to the date the application is signed. On the date the Policy takes effect, all Monthly Deductions for the period from the backdated Policy Date to the date the Policy takes effect will be deducted. In addition, in certain circumstances, additional premium payments may be required to put a backdated Policy in force.

The Net Premium amount will be allocated among the variable investment options, the indexed option and the fixed-rate option. The Net Premium is the premium paid by the policyowner minus the premium charge, which is described in the prospectus. Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy premium as of the Business Day such payment is received if it receives such a payment in Good Order before the close of business at its Customer Service Office. After payment of the Minimum to Issue Premium, premiums may be paid at any time and in any amount subject to certain limitations. Any premium received after the Issue Date that requires additional underwriting will be held in GIAC’s general account until the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC.

If a premium payment is cancelled or returned for insufficient funds, GIAC reserves the right to reverse the investment options chosen. If the premium payment is returned by the bank for insufficient funds, we will write to the policyowner to request a replacement check. If a valid replacement check is not received within 10 days of our written request, we will reverse the investment options to which the Net Premium has been allocated. The policyowner may also be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. If we exercise this right, we will recoup any losses resulting from a decline in the value of the investment options by deducting such losses from the policyowner’s Policy Account Value or pursuing legal remedies available to us.

GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not acceptable under these rules will be deemed to be not in Good Order, will not be credited to the Policy, and will be handled in accordance with our administrative procedures then in effect. These procedures may include returning premium payment to the policyowner or contacting the policyowner for further information.

C. Purchasing Policies in Connection with 1035 Exchange Transactions.

If you are replacing existing policies with the Policy in a 1035 exchange transaction, the Policy Date will be the Business Day on which we first received premium attributable to the Policy. The Policy will take effect on the Business Day on which all underwriting and administrative requirements are satisfied and all premiums have been received by GIAC, but the premiums will be held in the general account until all delivery requirements are met. On the date delivery requirements are met, Net Premium will be transferred according to policyowner instructions with interest credited from issue date at the applicable fixed rate for fixed-rate option, applicable Holding Account rate for indexed option allocations, and applicable money market rate for variable investment option allocations.

II. Procedures Relating to Transfers Among Investment Options

The Separate Account is subdivided into investment divisions, or variable investment options that correspond to the mutual funds (collectively referred to as the “Funds”) currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end management investment company.

Net Premiums under the Policy can be allocated to the variable investment options designated in the application, or as changed in writing by the Policyowner. They may also be allocated to the indexed option or the fixed-rate option.

The Policyowner may transfer all or a portion of the Unloaned Policy Account Value among the Account’s variable investment options, or into and out of the indexed option and the fixed-rate option as often as he/she wishes so long as no Lien is outstanding. GIAC reserves the right to limit such transfers to no more frequently than once every 30 days and to charge a fee of $25 for transfers in excess of 12 in a Policy Year. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Business Day on which the request is received in Good Order. Telephone transfer requests will be effective the day of receipt if the telephone call is completed not later than 4:00 p.m. Eastern Time, or the close of the New York Stock Exchange, if earlier. The minimum transfer amount is the lesser of $100 or the entire amount held in the variable investment option from which GIAC effects a transfer. There are restrictions on transfers out of the fixed-rate option.

Dollar Cost Averaging. The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Processing Date from a money market fund variable investment option that GIAC makes available to one or more of the other variable investment options, or an Indexed Account of the indexed option, or the fixed-rate option for a minimum of 12 months. This is called dollar cost averaging. The minimum automatic transfer amount is $100 per receiving option. Dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made; however, it does not guarantee an increase in the overall value of our investments or offer protection against losses in a declining market. This feature is not available if a Lien is outstanding.

Automatic Rebalancing. The Policyowner may also elect to have his Policy Account Value automatically rebalanced quarterly to maintain a selected proportion of Policy Account Value in each of the variable investment options. Generally, the selected proportion will correspond to the policyowner’s then current premium allocation designation. There is no minimum required to take advantage of this option. This feature is not available if a Lien is outstanding.

There is no charge currently for either dollar cost averaging or automatic rebalancing.

III. Procedures Relating to Redemptions under the Policy

A. Partial Withdrawals

At any time while the insured is living, the Policyowner may take withdrawals from the Net Cash Surrender Value. All partial withdrawals will reduce the Policy Account Value by the amount of the partial withdrawal. GIAC may limit the number of partial withdrawals made in a Policy Year to 12. No partial withdrawals will be permitted if:

•	The remaining Net Cash Surrender Value would be insufficient to cover three times the most recent Monthly Deduction, or

•	The policyowner has chosen death benefit Option 1 or Option 3 and the partial withdrawal would cause the Policy’s Face Amount to fall below our minimum Face Amount, or

•	The amount of the partial withdrawal request exceeds the amount available for withdrawal; or

•	If a Lien is outstanding and a partial withdrawal would result in the Lien Amount being greater than the Net Cash Surrender Value of the Policy.

Any portion of a partial withdrawal that exceeds the amount eligible for a reduction-free partial withdrawal, as described below, will reduce the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the Additional Sum Insured and the Basic Sum Insured portions of the Initial Face Amount. GIAC will calculate the amount eligible for a reduction-free partial withdrawal as of the date it receives the Policyowner’s signed written request in Good Order for a partial withdrawal as follows:

Under death benefit Option 1, the amount of a reduction-free partial withdrawal is any positive amount resulting from:

(a) the Policy Account Value, minus

(b) the Total Face Amount divided by the applicable death benefit factor set forth in the Policy.

Under death benefit Option 2, all partial withdrawals are reduction-free.

Under death benefit Option 3, the reduction-free partial withdrawal amount is the greater of:

(a) the Policyowner’s Net Accumulated Premiums immediately prior to the partial withdrawal, and

(b) the amount calculated as if death benefit Option 1 were in effect.

The requested partial withdrawal amount will be deducted from the variable investment options specified in the Policyowner’s request as of the Business Day it is received by us, then proportionately from all other variable investment options, and then from the indexed option (Holding Account first, then Indexed Segments), and finally, from the fixed-rate option. If a Policyowner requests a partial withdrawal without specifying the variable investment options from which the withdrawal should be taken, GIAC will process the withdrawal in proportion to the relative amounts in each variable investment option and then, if that is not enough to satisfy the amount of the request, from amounts in the indexed option and the fixed-rate option, respectively. Payment will typically be sent to the Policyowner within seven days of the date that GIAC received the Policyowner’s signed written partial withdrawal request in Good Order. After processing a partial withdrawal, the remaining Net Cash Surrender Value must be sufficient to cover the Monthly Deduction for three months.

B. Face Amount Decreases and Increases

The Policyowner may request GIAC to decrease the Face Amount of his/her Policy at any time. The minimum reduction is $5,000, unless it is caused by a partial withdrawal, in which case the $5,000 minimum does not apply. The reduction will take effect on the Monthly Processing Date coinciding with or next following the date that GIAC approves the change.

GIAC will not deduct or reduce the surrender charge if the Face Amount is reduced during the Policy’s surrender charge period (up to 14 years after issue of the Policy or each increase in the Face Amount depending on issue age, sex, and underwriting class of the insured). The Minimum Annual Premium, Policy Account Value, Monthly Deductions, Target Premiums, and any benefits provided under additional benefit riders will generally decrease after a Face Amount reduction. The surrender charge will not change and the Policy Account Value, less Policy Debt, must never be less than zero. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a requested decrease in Face Amount will be applied against the most recent increase, then against the next most recent increases successively, then against the Additional Sum Insured portion of the Initial Face Amount and, finally, against the Basic Sum Insured portion of the Initial Face Amount.

Effective on and after the first Policy Anniversary until the Policy Anniversary nearest the date on which the insured reaches Attained Age 70, a Policyowner may ask GIAC to increase the Face Amount of his/her Policy. The minimum increase is $25,000. The increase will take effect on the Policy Anniversary coinciding with or next following GIAC’s receipt of the request, provided the insured is alive on that date. The increase will be issued as a separate Policy Segment with a separate and distinct underwriting class, cost of insurance rates, surrender charges (Basic Sum Insured portion only), administrative charges (Basic Sum Insured portion only), premium charges, Target Premium and Minimum Annual Premium. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. Premiums will be allocated to the initial Face Amount and each Policy Segment in amounts not to exceed the Target Premium for each on an annual basis, such that when the sum of premiums paid during the Policy Year exceeds the Target Premium for the Initial Face Amount, the premium will then be allocated to the first Policy Segment. When, in a Policy Year, the sum of premiums paid exceeds the sum of all applicable Target Premiums, the excess premium will be allocated pro-rata to the Target Premium for the Initial Face Amount and each Policy Segment.

The increase will be issued as Basic Sum Insured. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase.

No additional premium is required for a Face Amount increase.

Neither Face Amount increases nor decreases will be permitted if the EAB Rider has been exercised.

C. Policy Loans

While the insured is alive, a Policyowner may borrow all or part of a Policy’s “loan value,” by assigning the Policy to GIAC as security for the loan. There are two types of loans available — standard and, beginning on the fifth Policy Anniversary, indexed. Only one type of loan may be outstanding at any time. The Policyowner may switch the Policy loan type from standard to indexed and vice versa on any Policy Anniversary beginning with the fifth Policy Anniversary.

For standard loans, a Policy’s loan value is 98% of the Cash Surrender Value less Policy Debt, less interest on Policy Debt through the next Policy Anniversary, less Monthly Deductions due through the next Policy Anniversary, and less any outstanding Lien and any carrying charges that will be due at the next Policy

Anniversary on the Lien. For indexed loans a Policy’s loan value is the lesser of the standard loan value or 100% of the Policy Account Value attributable to the indexed option, as calculated on the date that GIAC receives the Policyowner’s signed, written loan request in Good Order (which includes an assignment of the Policy).

The sum of any outstanding Loan Amounts plus accrued loan interest is the Policy Debt. Policy loan proceeds will ordinarily be sent to the Policyowner within seven days of the date that GIAC received the loan request in Good Order. The minimum loan amount is $500. The Policyowner may repay all or part of the Policy Debt at any time prior to the insured’s death while the Policy is inforce or within 60 days after the insured’s death if the Policy was inforce on the date of death and Policy proceeds have not yet been paid out or applied to a payment option. When GIAC receives a loan repayment, it applies that repayment first to the payment of loan interest due but not yet capitalized then to reduce outstanding loan principal.

If Policy Debt exceeds Policy Account Value on a Monthly Processing Date, the Policy could lapse.

D. Liens

If the insured is diagnosed with a chronic illness or becomes terminally ill while the Policy is inforce and has the Enhanced Accelerated Benefit Rider (EABR), the policyowner may, subject to certain qualifying triggers, accelerate a part of the Policy’s death benefit prior to death by taking an interest-bearing Lien against the Policy’s death benefit. The Lien does not reduce the Policy’s Face Amount or Policy Account Value, but does reduce the Net Cash Surrender Value, Alternate Net Cash Surrender, Loan Value, maturity benefit, and death proceeds of the Policy.

E. Surrender

If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request in Good Order together with the Policy. If the Policy has been lost, GIAC may require an affidavit to that effect. GIAC will normally mail the Net Cash Surrender Value within 7 days of the Business Day on which it received the surrender request. All insurance coverage ends upon surrender.

The Net Cash Surrender Value on any given date is the Policy Account Value, including amounts held in the Loan Account, minus any surrender charges, and minus any Policy Debt. If the amount in the Indexed Option Alternate Account exceeds the amount in the indexed option, the difference will be applied to the Policy Account Value when calculating the Net Cash Surrender Value. GIAC assesses a surrender charge if a Policy is surrendered during the surrender charge period. This charge is described in the prospectus for the Policy. Any outstanding Lien will be deducted from the Net Cash Surrender Value.

If the policyowner has elected and in-force the Alternate Net Cash Surrender Value Rider and elects to surrender the Policy during the first seven Policy Years, the Policy’s Net Cash Surrender Value on any given date is the lesser of

•	100% of gross premiums paid minus withdrawals and Policy Debt; OR the sum of:

•	Net Cash Surrender Value PLUS

•	An amortized value of past premium loads, administrative charges, and per $1,000 charges PLUS

•	An amortized value of the applicable surrender charges;

provided the surrender proceeds are not intended to be applied to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code.

The percentage refunded starts at 120% on the Issue Date and grades down to 0% on the 7th Policy Anniversary. On and after the 7th Policy Anniversary the Alternate Net Cash Surrender Value equals the Net Cash Surrender Value.

The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

F. Lapse

If Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction due on a Monthly Processing Date, and the policyowner does not make the required payment by the end of a 61-day grace period, the Policy lapses as of the end of the grace period unless the No Lapse Guarantee or the Guaranteed Coverage Rider are in effect. If the No Lapse Guarantee or the Guaranteed Coverage Rider are in effect, the Policy will not lapse even if the Policy Account Value less Policy Debt is less than zero. Once the Policy lapses, the Policyowner may take steps to surrender the Policy for its Net Cash Surrender Value or, within five years of the date of lapse, reinstate the Policy. Neither the No Lapse Guarantee nor the Guaranteed Coverage Rider can be reinstated after lapse.

F. Death Claims

GIAC will normally mail the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured’s death and all other required information or documentation necessary to make payment.**

**	State insurance laws may impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

The Policy provides three death benefit options. The Policyowner must choose an option on the Policy application. Regardless which death benefit option is chosen by the Policyowner, on the Policy Anniversary nearest to the insured’s 121 birthday, the Policy Account Value less Policy Debt will be paid to the policyowner or his estate.

Under Option 1, the death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount on the insured’s date of death; or

•	the minimum death benefit required under Section 7702 as calculated on the Monthly Processing Date preceding the date of death, less any partial withdrawals that may have occurred after that Monthly Processing Date; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

Under Option 2, the death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount plus the Policy Account Value as of the insureds date of death; or

•	the minimum death benefit required under Section 7702 as calculated on the Monthly Processing Date preceding the date of death, less any partial withdrawals that may have occurred after that Monthly Processing Date; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

Under Option 3, the death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount plus the Net Accumulated Premiums as of the date of the insured’s death; or

•	the minimum death benefit required under Section 7702 as calculated on the Monthly Processing Date preceding the date of death, less any partial withdrawals that may have occurred after that Monthly Processing Date; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

The minimum death benefit required under Section 7702 of the Internal Revenue Code is determined, at the election of the Policyowner, by either the Cash Value Accumulation Test or the Guideline Premium and Cash Value Corridor Test. This election, once made, cannot be changed. The minimum death benefit required on any date is the greater of the Policy Account Value and the Alternate Net Cash Surrender Value on that date multiplied by the factor shown in the Table of Death Benefit Factors in the Policy. If the amount in the Indexed Option Alternate Account exceeds the indexed option value, the difference will be applied to the Policy Account Value in calculating the death benefit proceeds.

Beginning on the Policy Anniversary on which the insured is Attained Age 100 any Additional Sum Insured coverage will terminate. Current charges will be zero; guaranteed charges continue to age 121. At age 121, the policyowner may request to receive the Policy Account Value (i.e., a surrender). If no request is made the Policy will continue beyond age 121 with the following changes:

•	no additional premiums can be paid;

•	the death benefit Option is changed to Option 1 if death benefit Option 2 or 3 is in effect;

•	no further death benefit changes can be made; and

•	the Monthly Deduction will be zero.

Interest on Policy Debt and Lien carrying charges will continue to accrue. Any outstanding indexed loans will be converted to standard loans.

On or after the first Policy Anniversary, on any Monthly Processing Date, the Policyowner may change the death benefit option in effect. No evidence of insurability is required. Only changes from Option 2 or 3 to Option 1 are permitted. No changes from Option 1 or 2 to Option 3 or Option 3 or 1 to Option 2 will be permitted.

The death proceeds payable to the beneficiary will include any proceeds provided by additional benefit riders, but will be reduced by any outstanding Policy Debt and/or Liens. If the insured dies during the grace period, GIAC will calculate the death benefit as though any required premium had been paid and then deduct the portion of such premium that relates to periods through the date of death from the payable death proceeds.

GIAC will pay the death benefit from its general account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive. If no election is in effect when the insured dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

IV. Reinstating your policy

If the Policy has lapsed (and has not been surrendered it for its Net Cash Surrender Value) the policyowner may reinstate it up to five years after the Policy has lapsed. To reinstate the Policy:

To reinstate your Policy:

•	we must receive your signed written application for reinstatement in Good Order at our Customer Service office;

•	the insured must be alive on the date the reinstatement takes effect;

•	you must show that the insured meets our insurance requirements;

•	you must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account from the date of lapse to the date of reinstatement);

•	you must pay any amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse;

•	you must pay the difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and

•	you must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction that was due on the Monthly Processing Date that was on or immediately preceding the date of lapse;

•	If the Policy has a Lien due to exercise of the Enhanced Accelerated Benefit rider, you must pay the carrying charges of any outstanding Lien from the date of lapse to the date of reinstatement. (we will also credit interest to the Lien Account from the date of lapse to the date of reinstatement).

Your reinstated Policy will have the same Policy Date, Face Amount and death benefit option as the Policy that lapsed.

The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the Attained Age at the time of reinstatement and the duration from the original Policy Date. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus the required premium payment described above and any loan repayment or Lien repayment you make at the time of reinstatement.

On the date of reinstatement, the Indexed Option Alternate Account will be reinstated at an amount equal to the amount of the Indexed Option Alternate Account on the date of lapse less any amounts paid out from the Indexed Option Alternate Account upon lapse. This difference will be credited with interest at 2.5% per annum from date of lapse to date of reinvestment. The Holding Account will be reinstated with 1.5% interest from the date of lapse to the date of reinstatement.

The No Lapse Guarantee and the Guaranteed Coverage Rider will not be reinstated even if the Policy lapsed during the No Lapse Guarantee Period or while the Guaranteed Coverage Rider was inforce. The right to exchange the Policy for a level premium fixed benefit whole life policy will be suspended for one year from the date of reinstatement. The Alternate Net Cash Surrender Value Rider will be reinstated if the base Policy is reinstated.

IV. Deferment of Benefits

GIAC can delay the payment of death proceeds if the Policy is being contested and may postpone calculating or paying any benefit or effecting other policy transactions involving any Policy Account Value held in the Separate Account’s investment divisions if:

•	the New York Stock Exchange is closed, except for weekends or holidays, or when trading has been restricted

•	the Securities and Exchange Commission (“SEC”) determines that a state of emergency exists, making policy transactions impracticable,

•	when one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares, or the SEC by order permits postponement of payment to protect policyowners,

•	GIAC is required to delay payments because of federal laws designed to counter terrorism and prevent money laundering.

Delay of General Account Proceeds and Other Transactions. If the proceeds or transactions affect Policy Account Value in the fixed-rate option or the indexed option, state laws permit us to delay allocations of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments for up to six months from the date of your request.

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.

Delay of Proceeds for Check Clearance. We reserve the right to defer payment of that portion of the Policy Account Value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of Proceeds to Challenge Coverage. We may challenge the validity of a Policy based on any material misstatements made to us in the application for the Policy.

In addition, federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require G1AC to reject a premium payment and/or “freeze” a policyowner’s account. If these laws apply in a particular situation, GIAC would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a Policy were frozen, the Policy Account Value would be moved to a special segregated account and held there until GIAC received instructions from the appropriate federal regulator. These laws may also require GIAC to provide information about the policyowner and his or her contract to government agencies and departments.

V. Cash Adjustment upon Exchange of Policy

The Policyowner may exchange all or a portion of the Policy for a permanent level premium fixed-benefit whole life insurance policy then being offered by GIAC or its affiliate, without submission of new evidence of insurability at any time prior to the Policy Anniversary nearest the insured’s Attained Age 90. Once exercised, this right terminates. The new Policy will have a Face Amount not in excess of the Face Amount of the Policy being exchanged and not less than the minimum Face Amount under GIAC’s or its affiliate’s rules. The new policy will have the same Policy Date, and the insured’s age will be retained for the new policy. The underwriting class of the new policy will be comparable to the underwriting class of the most recent Policy Segment. This exchange privilege is designed to permit a Policyowner to opt out of this Policy, which provides benefits that vary with investment results, in order to obtain a similar policy that provides a fixed benefit. The exchange may result in a cost or credit to be paid. The cost or credit will reflect any differences in cash values and premiums (less any withdrawals) between the exchanged portion of the Policy and the new policy.

If the Policy is issued in Florida or New York, the policyowner will also have the option to convert the Policy to paid-up insurance. This option can be exercised on any Policy Anniversary and the election is irrevocable.